Exhibit 99.1

Oncolytics Biotech® Inc. Announces 2015 Second Quarter Results

CALGARY, Aug. 6, 2015 /CNW/ - Oncolytics Biotech® Inc. (TSX:ONC, NASDAQ:ONCY) ("Oncolytics" or the "Company") today announced its financial results and operational highlights for the second quarter ended June 30, 2015.

"Subsequent to quarter end we announced compelling overall, one- and two-year survival data from the REO 017 study in patients with advanced pancreatic cancer treated with gemcitabine and REOLYSIN®," said Dr. Brad Thompson, President and CEO of Oncolytics. "During the quarter we also added to our growing body of evidence that REOLYSIN® contributes to the upregulation of PD-1 and PD-L1 and so may play a role in immunotherapeutic treatment of cancer."

Selected Highlights

Since April 1, 2015, selected highlights announced by the Company include:

Clinical Program

•	Presentation of final data from a single arm clinical study examining the use of REOLYSIN® in combination with gemcitabine in patients with advanced pancreatic cancer (REO 017), which showed an increase in median overall survival, as well as an approximate two-fold increase in one-year survival rates, and a five-fold increase in two-year survival rates when compared to gemcitabine therapy alone as seen in historical data;
•	An update on the planned registration program for REOLYSIN® including an initial focus on two indications: the neoadjuvant treatment of muscle-invasive bladder cancer and the treatment of glioblastoma;
•	Activation of an Investigational New Drug Application containing the protocol titled "MC1472: Phase 1 Study of Replication Competent Reovirus (REOLYSIN®) in Combination with GM-CSF in Pediatric Patients with Relapsed or Refractory Brain Tumors";
•	Presentation of data showing up regulation of PD-1 and PD-L1 from a single arm clinical study examining the use of REOLYSIN® in patients with primary glioblastomas or brain metastases (REO 013b) at the Royal Society of Medicine's Immuno-oncology: Using the Body's Own Weapons conference, held in London, UK;

Regulatory

•	Granting of Orphan Drug Designation from the U.S. Food and Drug Administration (FDA) for REOLYSIN® in the treatment of gastric cancer and malignant gliomas;
•	Granting of Orphan Drug Designation by the European Medicines Agency for REOLYSIN® in the treatment of pancreatic cancer;

Basic Research

•	Presentation of preclinical data at the 9th International Conference on Oncolytic Virus Therapeutics in Boston, MA, including findings around REOLYSIN®'s mechanism of action and its potential in new indications including chronic lymphocytic leukemia;
•	Presentation of clinical and preclinical data at the 2015 Immune Checkpoint Inhibitors meeting in Boston, MA, including content showing the combination of REOLYSIN®, GM-CSF, anti-PD-1 and anti-CTLA-4 improved survival in immune competent mice versus REOLYSIN® and GM-CSF alone, and REOLYSIN® and GM-CSF plus either one of the checkpoint inhibitors alone;
•	A series of presentations made by the Company's research collaborators at the American Association for Cancer Research Annual Meeting held in Philadelphia, PA covering preclinical research in a range of indications, with a variety of treatment combinations including REOLYSIN®;

Corporate

•	Linda Hohol resigned from the Board of Directors of the Company effective August 5, 2015. Ms. Hohol has served as a Director since June 2014; and

Financial

•	At June 30, 2015 the Company reported $32.1 million in cash, cash equivalents and short-term investments. At August 5, 2015, the Company had approximately $31.6 million in cash, cash equivalents and short-term investments.

ONCOLYTICS BIOTECH INC.
INTERM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(unaudited)

	June 30, 2015 $	December 31, 2014 $
Assets
Current assets
Cash and cash equivalents	30,018,217	14,152,825
Short-term investments	2,060,977	2,031,685
Accounts receivable	61,261	191,751
Prepaid expenses	581,468	291,553
Total current assets	32,721,923	16,667,814

Non-current assets
Property and equipment	467,690	525,376
Total non-current assets	467,690	525,376

Total assets	33,189,613	17,193,190

Liabilities And Shareholders' Equity
Current Liabilities
Accounts payable and accrued liabilities	3,058,476	3,373,997
Total current liabilities	3,058,476	3,373,997

Shareholders' equity
Share capital
Authorized: unlimited Issued:
June 30, 2015 – 117,710,372
December 31, 2014 - 93,512,494	261,015,977	237,657,056
Contributed surplus	26,019,074	25,848,429
Accumulated other comprehensive loss	464,517	280,043
Accumulated deficit	(257,368,431)	(249,966,335)
Total shareholders' equity	30,131,137	13,819,193
Total liabilities and equity	33,189,613	17,193,190

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(unaudited)

	Three Month Period Ending June 30, 2015 $	Three Month Period Ending June 30, 2014 $	Six Month Period Ending June 30, 2015 $	Six Month Period Ending June 30, 2014 $
Expenses
Research and development	2,471,554	3,555,055	4,897,093	7,733,389
Operating	1,422,055	1,209,815	2,604,789	2,601,069
Operating (loss)	(3,893,609)	(4,764,870)	(7,501,882)	(10,334,458)
Interest income	44,122	50,253	100,557	138,240
(Loss) before income taxes	(3,849,487)	(4,714,617)	(7,401,325)	(10,196,218)
Income tax	(771)	(3,546)	(771)	(7,396)
Net (loss)	(3,850,258)	(4,718,163)	(7,402,096)	(10,203,614)
Other comprehensive income items that may be reclassified to net loss
Translation adjustment	(41,117)	26,675	184,474	7,981

Net comprehensive (loss)	(3,891,375)	(4,691,488)	(7,217,622)	(10,195,633)
Basic and diluted (loss) per common share	(0.03)	(0.05)	(0.07)	(0.12)
Weighted average number of shares (basic and diluted)	114,549,532	86,581,854	107,095,007	85,869,008

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(unaudited)

	Share Capital $	Contributed Surplus $	Warrants $	Accumulated Other Comprehensive Loss $	Accumulated Deficit $	Total $
As at December 31, 2013	228,612,564	24,491,212	376,892	79,698	(231,347,000)	22,213,366

Net loss and comprehensive loss	—	—	—	7,981	(10,203,614)	(10,195,633)
Issued, pursuant to Share Purchase Agreement	3,691,150	—	—	—	—	3,691,150
Expired warrants	—	376,892	(376,892)	—	—	—

Share based compensation	—	670,602	—	—	—	670,602
As at June 30, 2014	232,303,714	25,538,706	—	87,679	(241,550,614)	16,379,485

	Share Capital $	Contributed Surplus $	Warrants $	Accumulated Other Comprehensive Loss $	Accumulated Deficit $	Total $
As at December 31, 2014	237,657,056	25,848,429	—	280,043	(249,966,335)	13,819,193

Net loss and comprehensive loss	—	—	—	184,474	(7,402,096)	(7,217,622)
Issued, pursuant to Share Purchase Agreement	4,305,396	—	—	—	—	4,305,396
Issued, pursuant to "At the Market" Agreement	19,053,525	—	—	—	—	19,053,525

Share based compensation	—	170,645	—	—	—	170,645
As at June 30, 2015	261,015,977	26,019,074	—	464,517	(257,368,431)	30,131,137

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three Month Period Ending June 30, 2015 $	Three Month Period Ending June 30, 2014 $	Six Month Period Ending June 30, 2015 $	Six Month Period Ending June 30, 2014 $

Operating Activities
Net loss for the period	(3,850,258)	(4,718,163)	(7,402,096)	(10,203,614)
Amortization - property and equipment	44,852	38,512	89,982	78,169
Share based compensation	55,675	366,005	170,645	670,602
Unrealized foreign exchange loss (gain)	1,634	(74,059)	(303,522)	(49,989)
Net change in non-cash working capital	(1,370,187)	(1,392,530)	(420,482)	(2,439,481)
Cash used in operating activities	(5,118,284)	(5,780,235)	(7,865,473)	(11,944,313)
Investing Activities
Acquisition of property and equipment	(17,657)	(1,239)	(29,597)	(17,219)
Purchase of short-term investments	—	—	(29,292)	(30,041)
Cash used in investing activities	(17,657)	(1,239)	(58,889)	(47,260)
Financing Activities
Proceeds from exercise of stock options and warrants	—	—	—	—
Proceeds from Share Purchase Agreement	2,379,800	2,502,708	4,305,396	3,691,150
Proceeds from "At the Market" equity distribution agreement	4,416,607	—	19,053,525	—
Cash provided by financing activities	6,796,407	2,502,708	23,358,921	3,691,150
Increase (decrease) in cash	1,660,466	(3,278,766)	15,434,559	(8,300,423)
Cash and cash equivalents, beginning of period	28,578,023	20,155,907	14,152,825	25,220,328
Impact of foreign exchange on cash and cash equivalents	(220,272)	3,589	430,833	(39,175)
Cash and cash equivalents, end of period	30,018,217	16,880,730	30,018,217	16,880,730

To view the Company's Fiscal 2015 Second Quarter Consolidated Financial Statements, related Notes to the Consolidated Financial Statements, and Management's Discussion and Analysis, please see the Company's annual filings, which will be available on www.sedar.com and on www.oncolyticsbiotech.com/for-investors/financials.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics' clinical program includes a variety of later-stage, randomized human trials in various indications using REOLYSIN®, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company's belief as to the potential of REOLYSIN® as a cancer therapeutic; the Company's expectations as to the success of its research and development programs in 2015 and beyond, the Company's planned operations, the value of the additional patents and intellectual property; the Company's expectations related to the applications of the patented technology; the Company's expectations as to adequacy of its existing capital resources; the design, timing, success of planned clinical trial programs; and other statements related to anticipated developments in the Company's business and technologies involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN®, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

SOURCE Oncolytics Biotech Inc.

%CIK: 0001129928

For further information: TMX Equicom, Nick Hurst, 300 5th Ave. SW, 10th Floor, Calgary, Alberta T2P 3C4, Tel: 403.218.2835, Fax: 403.218.2830, nhurst@tmxequicom.com; TMX Equicom, Michael Moore, San Diego, CA, Tel: 858.886.7813, mmoore@tmxequicom.com; Dian Griesel, Inc., Susan Forman, 335 West 38th Street, 3rd Floor, New York, NY 10018, Tel: 212.825.3210, Fax: 212.825.3229, sforman@dgicomm.com

CO: Oncolytics Biotech Inc.

CNW 06:30e 06-AUG-15